Mail Stop 3561
								March 9, 2006

Mr. Glen R. Jennings
Delta Natural Gas Company, Inc.
3617 Lexington Road
Winchester, KY 40391

Re:	Delta Natural Gas Company, Inc.
Form 10-K for the fiscal year ended June 30, 2005
Filed September 2, 2005
File No. 000-08788

Form 10-Q for the quarter ended September 30, 2005
Filed November 8, 2005
File No. 000-08788

Dear Mr. Jennings:

We have reviewed your response to our prior comments dated February 14, 2006, on the above referenced filings and have the following additional comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K June 30, 2005

Notes To Consolidated Financial Statements

Note 1(f), Revenue Recognition

1. We have read your response to our prior comment No. 3 and we do not agree that your change represents a change in estimate. Our understanding of predominant practice regarding a change to recognition of unbilled revenue when such change in not concurrently recognized in rates is that such change is treated as a change in accounting principle. If your understanding of predominate practice differs from our understanding, we recommend you review the historical accounting treatment for such changes. If your review leads you to believe your method is predominant practice, please provide us with the results of your survey. If you concur with our understanding, please amend your filings to reflect the change in your revenue recognition policy as change in accounting principle in accordance with the requirements APB 20 (paragraphs 19-26). In this instance a preferability letter would also be required to be filed in accordance with Regulation S-K Item 601(18).

	Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comment and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	If you have any questions regarding this comment, please direct them to Scott Stringer, Staff Accountant, at (202) 551-3272 or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 551-3725.

		Sincerely,



		James Allegretto
		Senior Assistant Chief Accountant


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Mr. Glen R. Jennings, President
Delta Natural Gas Company, Inc.
March 9, 2006
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